Filed by Newfield Exploration Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Newfield Exploration Company

Commission File No. 001-12534

Date: January 31, 2019

Vote Yes With Your Shares Team Newfield, Thank you for your service to Newfield and our stockholders. Employee ownership was one of the Founding Business Principles of our company when we established it three decades ago, and it still is today. When the strategic combination of Newfield and Encana closes in February, many of you will retain a stake in the new company. We are excited about the merger with Encana. Our senior leadership team and board of directors believe this transaction will unlock significant value for our owners and accelerate our combined path to sustainable free cash flow. The Newfield Board of Directors unanimously recommends that you vote “FOR” the proposal relating to the strategic combination of Newfield and Encana. How to Vote YES with Your Newfield Shares: Look for an email titled NEWFIELD EXPLORATION COMPANY Special Meeting from Charles Schwab & Co., Inc. Check your office and any personal email accounts for the request to vote as you may own shares in multiple accounts i.e. brokerage, EAC (ESPP) and 401(k). You also may receive one or more requests to vote through the mail. Note: Unvested awards in your EAC hold no voting power. What You Need to Vote: You may be prompted to enter a 4-digit pen code when clicking on the link provided in your email. If you have not set-up a link in the past, your 4-digit code will be the last four digits of your Social Security number. You also can vote at www.proxyvote.com where you will need to enter your specific control number. Your control number can be found in the email or mailer that you received from Charles Schwab & Co., Inc. Vote Now Via Proxy Vote Important proxy voting material is ready for your action. 2019 Special Meeting February 12, 2019 NEWFIELD EXPLORATION COMPANY This email represents the following share(s): NEWFIELD EXPLORATION COMPANY - Charles Schwab Enter your 4-digit code, or visit www.proxyvote.com and enter your control number. Vote via proxyvote.com by February 11, 2019 11:59 P.M. ET For shares held in a 401(k) Plan, vote by February 8, 2019 11:59 P.M. ET Now via Proxy Vote At the Meeting with Legal Proxy By Phone 1.800.690.6903 Three Ways to Vote VOTE NOW!

FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance. These statements, by their nature, involve estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statements.

The words “may,” “forecast,” “outlook,” “could,” “budget,” “objectives,” “strategy,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “prospective,” “target,” “goal,” “plan,” “should,” “will,” “predict,” “guidance,” “may increase”, “may fluctuate”, “potential” or other similar expressions are intended to identify forward-looking statements. Other than historical facts included in this communication, all information and statements, including but not limited to information regarding certain plans, expectations, goals, projections and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the proposed transaction, planned capital expenditures, estimated reserves, estimated production targets and commodity mix, estimated pre-tax wellhead rates of return, estimated future operating costs and other expenses and other financial measures, estimated future tax rates, drilling and development plans, the timing of production, and other plans and objectives for future operations, are forward-looking statements. Although, as of the date of this communication, Newfield Exploration Company (the “Company” or “Newfield”) believes that these expectations are reasonable, this information is based upon assumptions and anticipated results that are subject to numerous uncertainties and risks, some of which are beyond Newfield’s control and are difficult to predict. No assurance can be given that such expectations will prove to have been correct.

Actual results may vary significantly from those anticipated due to many factors, including but not limited to commodity prices and our ability to hedge commodity prices; drilling results; changes in commodity mix; accessibility to economic transportation modes and processing facilities; our liquidity and the availability of capital resources; operating risks, failures and hazards; industry conditions; governmental regulations in the areas in which we operate, including water regulations; financial counterparty risks; the prices of goods and services; the availability of drilling rigs and other oilfield services; our ability to monetize assets and repay or refinance our existing indebtedness; labor conditions; severe weather conditions; new regulations or changes in tax or environmental legislation; environmental liabilities not covered by indemnity or insurance; legislation or regulatory initiatives intended to address seismic activity or induced seismicity; the possibility that the proposed transaction does not close when expected or at all because required regulatory, stockholder or other approvals are not received; other changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the proposed transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability of Encana Corporation (“Encana”) to complete the acquisition and integration of the Company successfully; litigation relating to the proposed transaction; and other factors that may affect the future results of the Company or Encana.

Please see Newfield’s 2017 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other subsequent public filings, all filed with the U.S. Securities and Exchange Commission (“SEC”), for a discussion of other factors that may cause actual results to vary. Unpredictable or unknown factors not discussed herein or in Newfield’s SEC filings could also have material adverse effects on Newfield’s actual results as compared to its anticipated results. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this communication and are not guarantees of performance. Unless legally required, Newfield undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION REGARDING THE TRANSACTION HAS BEEN FILED WITH THE SEC

In connection with the proposed transaction between Encana and Newfield, Encana has filed with the SEC a registration statement on Form S-4 that includes a Joint Proxy Statement of the Company and Encana (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on December 26, 2018, and the Company and Encana commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about January 8, 2019 in connection with the proposed transaction. Encana and the Company may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT AND ANY REGISTRATION STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain a free copy of the joint proxy statement (when available), any registration statement/prospectus, and other relevant documents filed by the Company with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties are also be able to obtain, without charge, a copy of the joint proxy statement, any registration statement/prospectus, and other relevant documents (when available) by directing a request by mail or telephone to Investor Relations, Newfield Exploration Company, 4 Waterway Square Place, Suite 100, The Woodlands, Texas 77380. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at ir.newfield.com.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from the Company’s security holders with respect to the proposed transaction. Information about the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of the Company in connection with the proposed transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the definitive Joint Proxy Statement/Prospectus described above and filed with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the Company’s security holders generally, by reading the Joint Proxy Statement/Prospectus, any registration statement and other relevant documents regarding the transaction, which have been filed with the SEC. The documents are available free of charge as described above.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication is not a substitute for the joint proxy statement of the Company filed with the SEC on January 8, 2019. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.